STRATEGIC PARTNERS MUTUAL FUNDS, INC.

Strategic Partners Relative Value Fund

Gateway Center Three

100 Mulberry Street

Newark, New Jersey 07102

June 16, 2005

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC 20549

Re:                               Strategic Partners Mutual Funds, Inc. (the Registrant)
Registration Statement on Form N-14
(File Nos. 811-08085 and 125073)

Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, the undersigned hereby respectfully request that the effectiveness of the above-captioned registrant’s registration statement on Form N-14 be accelerated to on or about June 20, 2005, or as soon thereafter as reasonably practicable.

Sincerely,

STRATEGIC PARTNERS MUTUAL FUNDS, INC. on behalf of Strategic Partners Relative Value Fund

By:	/s/ Deborah A. Docs
	Name:	Deborah A. Docs
	Title:	Secretary

PRUDENTIAL INVESTMENT MANAGEMENT SERVICES LLC

By:	/s/ William V. Healey
	Name:	William V. Healey
	Title:	Secretary